Virtuix Holdings Inc.

Virtuix

ANNUAL REPORT

1826 Kramer Lane STE H

Austin, TX 78758

(737) 202-4761

https://virtuix.com/

This Annual Report is dated July 29, 2024.

BUSINESS

Company Overview

We are the creator of Omni, an omnidirectional treadmill that lets players walk and run in 360 degrees inside virtual reality games and other applications.

Business Model

Omni One has an upfront purchase price of $2,595, on which we target to make a gross margin of 40%. Additionally, Omni One offers a monthly subscription called Omni Online, at $14/month, that provides access to online multiplayer gameplay, leaderboards, esports contests, cloud saves, and more. Lastly, Omni One has its own proprietary game store where players purchase their games. We keep a revenue share of 30% on sales of third-party games and 100% on sales of our own, first-party titles.

Corporate Structure

Virtuix Holdings Inc. ("Virtuix Holdings" or "the company") was formed on December 20, 2013, as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013, for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing Taiwan Ltd., a subsidiary organized in Taiwan and formed on January 17, 2023.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. Virtuix Manufacturing Ltd. has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Intellectual Property

The company has secured 22 patents covering mechanical design, motion tracking, and game integration. 8 more patents are pending. The company also owns 15 registered trademarks.

Previous Offerings

Name: Series B Preferred Stock
Type of security sold: Equity
Final amount sold: $11,816,582
Number of securities sold: 2,218,284
Use of proceeds: Launch of Omni One
Date: February 24, 2023
Offering exemption relied upon: Reg CF, Reg D

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $14,999,943.00
Number of securities sold: 5,006,647
Use of proceeds: Development of Omni One
Date: December 30, 2020
Offering exemption relied upon: Regulation A+

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,975,145.00
Number of securities sold: 659,258
Use of proceeds: Development of Omni One
Date: March 15, 2021
Offering exemption relied upon: 506(c)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

• Circumstances which led to the performance of financial statements:
Year ended March 31, 2024 compared to year ended March 31, 2023
Revenue
Revenue for fiscal year 2024 was $2,408,920, a 43% decrease compared to fiscal year 2023 revenue of $4,219,634. The decrease in sales was primarily driven by a decrease in Omni Arena sales, as high interest rates and high labor costs in the U.S., as well as a shift in the company's focus from Omni Arena to Omni One, has slowed down Omni Arena sales.
Cost of goods sold
Cost of goods sold in fiscal year 2024 was $1,856,045, a decrease of $1,338,807 from costs of goods sold of $3,194,852 in fiscal year 2023. The decrease was primarily due to a decrease in sales.
Gross margins
Fiscal year 2024 gross profit decreased by $471,907 over fiscal year 2023 gross profit, however, gross margins as a percentage of revenues stayed relatively flat from 24% in 2023 to 23% in 2024.
Operating expenses
The Company's operating expenses consist of, among other things, research and development expenses, marketing and sales expenses, and general and administrative expenses. Operating expenses in fiscal year 2024 increased $2,262,576 from fiscal year 2023, primarily driven by the development and go-to-market preparations of Omni One.
• Historical results and cash flows:
The Company is currently in the "beta" production stage of Omni One and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output of Omni One increases. Past cash was primarily generated through sales of Omni Arena. Our goal is to exit Omni One's beta phase and start mass production of Omni One in calendar year 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $270,029.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Western Technology Investment

Amount Owed: $619,996

Interest Rate: 12.25%

Maturity Date: September 01, 2025

Creditor: EIDL Loan

Amount Owed: $25,000

Interest Rate: 3.75%

Maturity Date: August 29, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jan Roger Goetgeluk
Jan Roger Goetgeluk's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer and Board Member
Dates of Service: February, 2013 - Present
Responsibilities: Jan is Virtuix's founder and CEO. Since Jan. 1, 2023, Jan receives 250k a year in cash compensation.

Name: David Robert Malcolm Allan
David Robert Malcolm Allan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, COO and Board Member
Dates of Service: August, 2013 - Present
Responsibilities: David is responsible for hardware engineering and worldwide operations. He leads teams at the company's Austin headquarters and also oversees the company's Asian subsidiaries. Starting Jan 1, 2023, David's salary is $300k.

Name: Michael Bradley McGovern
Michael Bradley McGovern's current primary role is with Seitz, DeMarco & McGovern PLLC.. Michael Bradley McGovern currently services 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: December, 2016 - Present
Responsibilities: Member of the board. Brad does not receive cash compensation.
Other business experience in the past three years:
Employer: Seitz, DeMarco & McGovern PLLC.
Title: Managing Partner
Dates of Service: November, 2012 - Present
Responsibilities: Brad McGovern is the Managing Partner of Seitz, DeMarco & McGovern.

Name: Parth Jani
Parth Jani's current primary role is with JC Team Capital. Parth Jani currently services 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: July, 2023 - Present
Responsibilities: Member of the board. Parth does not receive cash compensation.
Other business experience in the past three years:
Employer: JC Team Capital
Title: Founder and CEO
Dates of Service: 2015 - Present
Responsibilities: Brad McGovern is the Founder and CEO of JC Team Capital.

Name: Ugo de Charette
Ugo de Charette's current primary role is with his private equity family office. Ugo de Charette currently services 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: April, 2024 - Present
Responsibilities: Member of the board. Ugo does not receive cash compensation.
Other business experience in the past three years:
Employer: family office
Title: CEO
Dates of Service: 2012 - Present

Responsibilities: Ugo de Charette manages his private equity family office.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jan Goetgeluk

Amount and nature of Beneficial ownership: 5,500,000

Percent of class: 20

RELATED PARTY TRANSACTIONS

Name of Entity: Heroix VR (Shanghai) Co., Ltd.

Names of 20% owners: Hero Entertainment, Virtuix Manufacturing Limited

Relationship to Company: Joint Venture

Nature / amount of interest in the transaction: During the years ended March 31, 2024 and 2023, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $111,218 and $182,349, respectively. As of March 31, 2024, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $45,379. As of March 31, 2023, the Company's China subsidiary had accounts receivable from Heroix of $557, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $33,708.

Material Terms: N/A

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, and StartEngine Crowdfunding SAFE (this offering).

Common Stock

The amount of security authorized is 37,000,000 with a total of 8,000,000 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

The total amount outstanding includes 2,267,008 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 232,992 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,906,250 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common

Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 156,250 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series 2 Seed Preferred Stock

The amount of security authorized is 4,300,000 with a total of 3,601,709 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth

Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,839,095 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 192,088 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 6,982,641 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 50,066 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under

Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

StartEngine Crowdfunding SAFE (this offering)

The security will convert into Series b preferred stock and the terms of the StartEngine Crowdfunding SAFE (this offering) are outlined below:

Amount outstanding: $0.00

Maturity Date: February 16, 2024

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $180,000,000.00

Conversion Trigger: 5000000

Material Rights

Investors who purchase Crowdfunding SAFEs in this offering will agree to sign on as "Investors" to the ROFR Agreement, Investor Rights Agreement and Voting Agreement, as amended, attached to this offering document in Exhibit F. Please review Exhibit F for a description of the material terms that correspond to these agreements.

Voting Proxy

Investors will agree to appoint as voting proxy and grant a power of attorney to the Chief Executive Officer of the Company with respect to matters further described in the Voting Agreement.

Crowdfunding SAFE Terms

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) of the Crowdfunding SAFE, the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument , the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates , subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means common stock, par value .001 per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean shares of Series B Preferred Stock, par value $0.001 per share, of the Company as authorized under the Fifth Amended and Restated Certificate of Incorporation attached as Exhibit F to this offering, where the issuance price per share shall be equal to the Conversion Price for the shares received in a conversion pursuant to Section 1(a), the Liquidity Price for shares received in a conversion pursuant to Section 1(b) and the Safe Price for shares received in a conversion pursuant to Section 1(c).

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Fully Diluted Capitalization" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"Liquidity Event" means a Change of Control or an IPO.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Safe" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFEs should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation cap for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any SAFE purchased through this crowdfunding campaign and the securities issuable upon conversion of the SAFE are subject to SEC limitations of transfer. This means that the SAFE and its securities issuable upon conversion cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the virtual reality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering SAFEs in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan.

We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current products are variants on one type of product, providing an omni-directional treadmill for use in virtual reality applications. Our revenues are therefore dependent upon the market for omni-directional treadmills and their applications. We may never have an operational product or service It is possible that there may never be a mass produced Omni One product. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders or creditors. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a beta version of Omni One. Delays or cost overruns in the development of Omni One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The underlying security that an investor is buying (Series B Preferred) has voting rights attached to them. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the SAFEs we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We compete with larger, established companies who may have respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities and products. We are an early stage company and have not yet generated any profits Virtuix was formed in 2013.. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Virtuix has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has few customers and little revenue. If you are investing in this company, it's because you think that Omni One is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly The Company owns many patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a cloud-based business, we may be vulnerable to hackers who may access the data of our customers and players. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtuix could harm our reputation and materially negatively impact our financial condition and business. The delivery and quality of the company's primary product is dependent on third-party manufacturers. The company's primary product is manufactured by third parties. Although the company provides the product's design, specifications, and quality standards, to meet the required quality standards it relies on a supply chain of several contract manufacturers in China and Taiwan, who assemble the final product, and over 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays. The company's future success is dependent on the continued service of a small executive management team. The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers. Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues. The company could be adversely impacted by the supply of defective products. Defective products or errors in the company's technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company's responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amounts available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations. All of the company's assets, including intellectual property, are pledged as collateral to a lender. Pursuant to the Loan and Security Agreement dated April 27, 2022 and the IP Security Agreement dated April 27, 2022 between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and Leasing IX, Inc. and WTI Fund X, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of April 27, 2022 or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company's assets, including all of its intellectual property. Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business. The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. Tax and accounting rules for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong based subsidiary. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") is a subsidiary of the company registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results. Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results. Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix's business. Virtuix's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 29, 2024.

Virtuix Holdings Inc.

By   /s/ *Jan Goetgeluk*

Name: Virtuix Holdings Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND MARCH 31, 2023
AND
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
WITH
INDEPENDENT ACCOUNTANTS' COMPILATION REPORT



Independent Accountants' Compilation Report

To the Stockholders
Virtuix Holdings Inc. and Subsidiaries
Austin, Texas

Management is responsible for the accompanying consolidated financial statements of Virtuix Holdings, Inc. (a Corporation) and Subsidiaries, which comprise the consolidated balance sheets as of March 31, 2024 and 2023, the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity for the years ended March 31, 2024 and 2023, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the consolidated financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these consolidated financial statements.

As of and for the year ended March 31, 2023, we were not independent with respect to Virtuix Holdings, Inc. and Subsidiaries. We are currently independent with respect to Virtuix Holdings, Inc. and Subsidiaries.

Seitz DeMarco + McGovern, PLLC

Certified Public Accountants
Tomball, Texas

July 29, 2024

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2024 AND 2023

ASSETS

	March 31, 2024	March 31, 2023
CURRENT ASSETS		
Cash and cash equivalents	$ 270,029	$ 2,269,245
Receivables, net of allowance for credit losses	132,585	192,164
Inventory	970,490	1,118,249
Prepaids and other current assets	515,269	138,503
TOTAL CURRENT ASSETS	1,888,373	3,718,161
NONCURRENT ASSETS		
Property and equipment	1,262,141	864,592
Less: accumulated depreciation	(810,557)	(747,854)
Net property and equipment	451,584	116,738
Intangibles	2,443,018	1,802,524
Less: accumulated amortization	(831,827)	(420,532)
Net intangibles	1,611,191	1,381,992
Investment in joint venture	55,637	75,798
Right-of-use asset - operating	296,437	72,844
Deferred tax asset (net of valuation allowance of $7,535,179 and $6,354,342 at March 31, 2024 and March 31, 2023, respectively)	-	-
TOTAL NONCURRENT ASSETS	2,414,849	1,647,372
TOTAL ASSETS	$ 4,303,222	$ 5,365,533

See Independent Accountants' Compilation Report.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2024 AND 2023

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2024	March 31, 2023
CURRENT LIABILITIES		
Accounts payable	$ 396,778	$ 161,012
Accrued expenses	40,099	113,396
Deferred revenue	1,850,342	1,044,249
Due to related party	25,770	25,088
Current portion of notes payable, net of discount and unamortized deferred loan costs	397,412	341,505
Current portion of EIDL loan	363	-
SAFE notes	1,025,383	1,731,558
Lease liability - operating	222,717	72,844
TOTAL CURRENT LIABILITIES	3,958,864	3,489,652
LONG-TERM LIABILITIES		
Notes payable, net of discount and unamortized deferred loan costs	222,584	620,051
EIDL loan	24,637	25,000
Lease liability, net of current portion - operating	73,720	-
TOTAL LONG-TERM LIABILITIES	320,941	645,051
TOTAL LIABILITIES	4,279,805	4,134,703
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value, 29,300,000 shares authorized at both March 31, 2024 and 2023, and 20,226,564 and 18,931,266 shares issued and outstanding at March 31, 2024 and March 31, 2023, respectively, with liquidation preferences of $46,445,304 and $38,388,550, at March 31, 2024 and March 31, 2023	20,226	18,931
Additional paid-in capital - preferred stock	42,606,122	35,659,844
Additional paid-in capital - preferred stock warrants	189,925	229,407
Common stock, $.001 par value, 37,000,000 shares authorized at both March 31, 2024 and 2023, and 5,500,000 shares issued and outstanding at both March 31, 2024 and March 31, 2023	5,500	5,500
Additional paid-in capital - common stock	777,868	737,070
Accumulated deficit	(43,576,224)	(35,419,922)
TOTAL STOCKHOLDERS' EQUITY	23,417	1,230,830
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,303,222	$ 5,365,533

See Independent Accountants' Compilation Report.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	2024	2023
NET SALES	$ 2,408,920	$ 4,219,634
COST OF GOODS SOLD	1,856,045	3,194,852
GROSS PROFIT	552,875	1,024,782
OPERATING EXPENSES		
Selling expenses	2,033,620	621,373
General and administrative expenses	3,787,363	3,077,191
Research and development expenses	2,661,108	2,525,401
TOTAL OPERATING EXPENSES	8,482,091	6,223,965
LOSS FROM OPERATIONS	(7,929,216)	(5,199,183)
OTHER INCOME (EXPENSE)		
Loss on disposal of assets	-	(26,072)
Share of (loss) profit of joint venture	(20,161)	4,828
Interest income	2,093	871
Interest expense - debt	(126,047)	(122,645)
Interest expense - SAFE issuance costs	-	(90,858)
TOTAL OTHER INCOME (EXPENSE)	(144,115)	(233,876)
PROVISION FOR INCOME TAX		
Enterprise income tax expense	10,676	5,443
Delaware franchise tax	51,715	44,327
TOTAL PROVISION FOR INCOME TAX	62,391	49,770
NET LOSS	$ (8,135,722)	$ (5,482,829)
Weighted average common shares outstanding:		
Basic and Diluted	5,500,000	5,500,000
Net loss per share:		
Basic and Diluted	$ (1.48)	$ (1.00)

See Independent Accountants' Compilation Report.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

| | Preferred Stock | | | Common Stock | | | | |
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2023	18,931,266	$ 18,931	$ 35,889,251	5,500,000	$ 5,500	$ 737,070	$ (35,419,922)	$ 1,230,830
Adoption of accounting standard	-	-	-	-	-	-	(20,580)	(20,580)
Stock-based compensation	-	-	-	-	-	40,798	-	40,798
Issuance of preferred stock	622,411	622	3,870,774	-	-	-	-	3,871,396
Preferred stock offering costs	-	-	(311,661)	-	-	-	-	(311,661)
Conversion of SAFE notes	672,887	673	3,347,683	-	-	-	-	3,348,356
Net loss	-	-	-	-	-	-	(8,135,722)	$ (8,135,722)
Balance at March 31, 2024	20,226,564	$ 20,226	$ 42,796,047	5,500,000	$ 5,500	$ 777,868	$ (43,576,224)	$ 23,417

| | Preferred Stock | | | Common Stock | | | | |
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2022	18,931,266	$ 18,931	$ 35,844,272	5,500,000	$ 5,500	$ 706,449	$ (29,937,093)	$ 6,638,059
Stock-based compensation	-	-	-	-	-	30,621	-	30,621
Fair value of preferred stock warrants	-	-	44,979	-	-	-	-	44,979
Net loss	-	-	-	-	-	-	(5,482,829)	(5,482,829)
Balance at March 31, 2023	18,931,266	$ 18,931	$ 35,889,251	5,500,000	$ 5,500	$ 737,070	$ (35,419,922)	$ 1,230,830

See Independent Accountants' Compilation Report.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (8,135,722)	$ (5,482,829)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	473,998	247,733
Amortization of discount on notes payable	21,685	21,535
SAFE notes issuance costs	-	90,858
Credit loss expense	8,890	-
Stock-based compensation	40,798	30,621
Loss on disposal of assets	-	25,963
Share of loss (profit) of joint venture	20,161	(4,828)
Loan fees	-	(15,000)
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(376,766)	112,689
Accounts receivable	30,109	412
Other receivables	-	(73,369)
Inventory	147,759	735,471
Operating lease right-of-use assets	296,436	72,844
Increase (decrease) in liabilities:		
Accounts payable	235,766	(404,139)
Accrued expenses	(73,297)	(87,556)
Operating lease liabilities	(296,436)	(72,844)
Deferred revenue	806,093	(573,045)
CASH USED IN OPERATING ACTIVITIES	(6,800,526)	(5,375,484)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of property and equipment, including intangibles	(1,038,044)	(793,709)
CASH USED IN INVESTING ACTIVITIES	(1,038,044)	(793,709)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	3,871,396	-
Proceeds from long-term notes payable	-	1,000,000
Offering costs	(311,661)	-
Proceeds from SAFE notes	2,642,182	1,701,692
SAFE notes issuance costs	-	(60,992)
Payments on short-term notes payable	-	(36,614)
Payments on long-term notes payable	(363,245)	-
Due to related parties	682	25,088
CASH PROVIDED BY FINANCING ACTIVITIES	5,839,354	2,629,174
NET DECREASE IN CASH	(1,999,216)	(3,540,019)
CASH AT BEGINNING OF YEAR	2,269,245	5,809,264
CASH AT END OF YEAR	$ 270,029	$ 2,269,245

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	2024	2023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 104,361	$ 104,672
Enterprise income taxes paid to People's Republic of China	$ 10,676	$ 543
Delaware franchise tax paid	$ 26,439	$ 44,327
SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING ACTIVITIES:		
Recognition of right-of-use assets - operating	$ 443,112	$ 216,198
Lease liabilities arising from obtaining right-of-use assets - operating	$ 443,112	$ 216,198
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
SAFE notes converted to preferred stock	$ 3,348,356	$ -
Expiration of warrants	$ 39,482	$ -
Fair value of warrants issued with notes payable	$ -	$ 44,979
Issuance of SAFE notes as issuance costs	$ -	$ 29,866

Note 1. Nature of Operations

Virtuix Holdings Inc. ("Virtuix Holdings" or the "Company") was formed on December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix Inc., a Delaware corporation formed on April 15, 2013. Virtuix Inc. develops virtual reality hardware and software, primarily the Omni, the first omni-directional treadmill that lets players walk and run freely in 360 degrees inside video games and other virtual worlds. In February 2019, the Company began to offer Omni Arena, a four-player esports attraction that includes four Omni Pro motion platforms. In January 2023, the Company began to ship beta units of Omni One, the first Omni entertainment system designed for the home. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited ("VML"), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise ("WFOE") registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Virtuix Manufacturing Taiwan Ltd. ("VMT") was formed on January 17, 2023, and is a wholly-owned foreign subsidiary of VHI. VMT has not yet begun operations.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture" or "Heroix"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Virtuix Holdings Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation
The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company's functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates
Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The majority of the Company's revenue arrangements generally consist of a single performance obligation to either transfer or install the promised goods. This happens when an individual Omni Pro unit and/or related accessories or an individual Omni One unit is shipped or when an Omni Arena is installed at a customer location, at which time the title transfers to the customer. Therefore for individual Omni Pro and/or related accessories and individual Omni One, revenue is recognized upon shipment to the customer. For Omni Arenas, revenue recognition occurs upon installation at a customer's location. In conjunction with the Omni Arena contract, each customer is obligated to be enrolled in the Omni Care program, which is a separate performance obligation. Such revenue is recognized over the life of the program, which is generally twelve months. The Company also sells Omniverse credits, which are credits sold to customers for play time on the Omni Pro units and Omni Arenas. The Company recognizes revenue over the period during which the operator is expected to be able to access and consume the benefits, which has been determined to be two months.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2024 and 2023, the Company's cash and cash equivalents were deposited primarily in five financial institutions, which did not exceed federally insured limits by $642,878 as of March 31, 2024, and exceeded federally insured limits by $1,101,867 as of March 31, 2023. All of a depositor's accounts at an insured depository institution, including all non-interest bearing accounts, are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in total. Balances in excess of this coverage are uninsured and subject to loss should the institution fail, with a possible offset against outstanding loans. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash. Cash and cash equivalents in the amount of $148,432 and $568,360, representing foreign deposits at financial institutions, are not insured by the FDIC at March 31, 2024 and 2023, respectively.

Accounts Receivable

Terms of payment are generally thirty days from the invoice date. Receivables are recorded net of an allowance for credit losses, which is established based on management's best estimate of probable credit losses after considering factors such as previous loss history, customers' ability to pay their obligations, and the condition of the general economy and industry as a whole.

Inventory Valuation

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Note 2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements

The Company's financial instruments consist primarily of cash, accounts receivable, prepaids, accounts payable, accrued expenses, notes payable, and lease liability. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Note 2. Summary of Significant Accounting Policies (continued)

Intangibles

The Company's intangible assets represent software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 - 5 years
Trademarks	Indefinite
Customer Lists	3 years
Website	15 years

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, *Research and Development*, Topic 350-40, *Internal-Use Software*, Accounting Standards Update ("ASU") 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, Topic 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed* and Topic 350-50, *Website Development Costs*.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, and the software has been released for sale, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of March 31, 2024 and 2023. This is primarily composed of pre-orders of Omni One units that have not been completed and Omni Pro units that have not been completed or refunded by the end of the financial reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as Omniverse Credits and Omni Care pertaining to Omni Arena units installed as of March 31, 2024 and 2023, but for which revenue cannot yet be recognized. For the years ended March 31, 2024 and 2023, changes in deferred revenue were due to the following:

	March 31, 2024	March 31, 2023
Beginning deferred revenue	$ 1,044,249	$ 1,617,294
Amounts deferred during the year	2,445,020	2,918,859
Less refunds	(29,796)	(20,649)
Less revenue recognized	(1,609,131)	(3,471,255)
Ending deferred revenue	$ 1,850,342	$ 1,044,249

Note 2. Summary of Significant Accounting Policies (continued)

Deferred revenue as of March 31, 2024 and 2023 consists of the following:

	March 31, 2024	March 31, 2023
Omni Pro units and accessories	$ 455,974	$ 470,951
Omni Arena	206,619	455,848
Omniverse credits	18,767	27,450
Omni Care program	55,333	90,000
Omni One	1,113,649	-
Total	$ 1,850,342	$ 1,044,249

Net Loss Per Share
Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position for the years ended March 31, 2024 and 2023. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Federal Income Taxes
Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2024 and 2023, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses* (Topic 326). This ASU represents a significant change in the Allowance for Credit Loss accounting model by requiring immediate recognition of management's estimates of current expected credit losses. In late 2019, the FASB issued ASU 2019-10, which delayed the effective date for *Topic 326 – Current Expected Credit Losses* ("CECL"). The FASB pushed back the effective date of CECL from January 2021 to January 2023 for smaller SEC reporting companies, and from January 2022 to January 2023 for nonpublic companies. Companies with short-term receivables in the scope of CECL will need to assess their current methodology under the incurred loss method, how it aligns with the new standard and whether modifications to accounting policies and procedures are necessary.

The new standard was adopted using a modified retrospective approach, resulting in a decrease to receivables at April 1, 2023, of $20,580 and a cumulated adjustment to retained earnings of $20,580. The Company has not restated comparative information for prior year, and therefore comparative information for prior year is reported under the old model and is not comparable for the information presented in current year.

In February 2016, the FASB issued ASU 2016-02 *Leases*. ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease

Note 2. Summary of Significant Accounting Policies (continued)

term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022. The Company adopted ASU 2016-02 and ASU 2020-05, and all practical expedients, on April 1, 2022.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350)*, *simplifying Accounting for Goodwill Impairment*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 also addresses the cost of developing, maintaining, or restoring internally generated intangible assets, as well as financial statement presentation of intangible assets in the balance sheet, income statement, and disclosures.

The amendments for ASU 2017-04 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has evaluated the impact of the adoption of ASU 2020-06, which was effective April 1, 2023, and has determined that the adoption did not significantly impact its consolidated financial position, results of operations, and disclosures for the year ended March 31, 2024.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company has evaluated the impact of the adoption of ASU 2020-06, which was effective April 1, 2022, and has determined that the adoption did not significantly impact its consolidated financial position, results of operations, and disclosures for the year ended March 31, 2023

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurements
The non-U.S. subsidiaries, VML and its wholly-owned subsidiary VML_ZH, and VMT operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on consolidated balance sheet accounts was not material for the years ended March 31, 2024 and 2023.

Note 3. Receivables

Receivables consist of the following at March 31:

	March 31, 2024	March 31, 2023
Accounts receivable, trade	$ 106,718	$ 97,847
Other receivables	25,867	94,317
Allowance for credit losses	-	-
Receivables, net	$ 132,585	$ 192,164

Changes in the allowance for credit losses account is as follows:

	March 31, 2024
Beginning balance	$ -
Adoption of accounting standard	20,580
Credit loss expense	8,900
Write-offs charged against the allowance	(29,480)
Ending balance	$ -

The Company recognizes an allowance for credit losses for accounts receivable and other receivables to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company's expectations as of the balance sheet date.

The Company generally does not carry accounts receivable beyond thirty to sixty days. Receivables are written off when the Company determines that such receivables are deemed uncollectible, which is when they reach ninety days past due. Write-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

The Company's policy for recording the allowance for credit losses involves pooling its receivables based on similar risk characteristics in estimating expected credit losses. In situations where a receivable does not share the same risk characteristics with other receivables, the Company measures those individually. The Company also continuously evaluates such pooling decisions and adjusts as needed from period to period as risk characteristics change.

Note 4. Inventory

Inventory consisted of the following as of:

	March 31, 2024	March 31, 2023
Raw materials	$ 792,640	$ 894,770
Work in process	20,297	52,024
Finished goods	157,553	171,455
	$ 970,490	$ 1,118,249

Note 5. Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2024		March 31, 2023	
Computer equipment	$	47,033	$	40,872
Furniture and equipment		29,926		29,856
Machinery and equipment		1,185,182		793,864
		1,262,141		864,592
Less: accumulated depreciation		(810,557)		(747,854)
	$	451,584	$	116,738

For the years ended March 31, 2024 and 2023, the Company has recorded depreciation expense in the consolidated statements of operations of $62,703 and $97,373, respectively.

Note 6. Intangibles

Intangible assets consist of the following as of:

	March 31, 2024		March 31, 2023	
Assets in progress	$	11,695	$	-
Software and game design		2,321,069		1,699,195
Trademarks		69,734		62,809
Website		35,520		35,520
Customer list		5,000		5,000
		2,443,018		1,802,524
Less: accumulated amortization		(831,827)		(420,532)
	$	1,611,191	$	1,381,992

Intangible assets in progress represent software costs incurred by the Company, for which amortization starts upon the release of the software.

For the years ended March 31, 2024 and 2023, the Company has recorded amortization expense in the consolidated statements of operations of $411,295 and $150,360, respectively.

Note 7. Notes Payable

On August 29, 2020, the Company received a loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan assistance program (the "EIDL Loan") in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Loan was $25,000, with proceeds to be used for working capital purposes. The EIDL Loan is expected to mature in August 2050, bears interest at a rate of 3.75% per year, and accrued interest was payable monthly beginning in March 2023 with principal payments due beginning in September 2024. Interest expense on the EIDL Loan was $0 and $816 for the years ended March 31, 2024 and 2023, respectively.

On January 20, 2023, the Company's board of directors approved the issuance of simple agreements for future equity ("SAFE Notes"), for which a portion of the capital raised from the sale of SAFE Notes will be exempt from the registration requirements of the Securities Act of 1933, as amended ("Securities Act"), under Regulation CF of the Securities and Exchange Commission ("Regulation CF Offering"), and a portion of the capital raised from the sale of SAFE Notes were exempt from the registration requirements of the Securities Act under Rule 506(c) of Regulation D of the Securities and Exchange Commission. Between February 2023 and March 2024, the

Note 7. Notes Payable (continued)

Company issued SAFE Notes in exchange for a cash investment totaling $4,343,874 (the "Purchase Amount"). Additionally, $29,866 of SAFE Notes were issued to the broker associated with the Regulation CF Offering.

The SAFE Notes entitle the holders to convert the SAFE Notes into the Company's Series B preferred stock (see Note 11). The terms provide for automatic conversion of the SAFE Notes' Purchase Amounts into the Company's Series B preferred stock, if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's Series B preferred stock for gross proceeds of not less than $5,000,000.

The number of shares of Series B preferred stock to which the SAFE Notes convert is the Purchase Amount divided by the conversion rate determined by the lesser of a 20% discount to the share pricing in the triggering round, or a $180,000,000 post-money valuation on the Company's capitalization (as defined in the SAFE Notes).

In the case of a Liquidity Event (as defined in the SAFE Notes), before the termination of the SAFE Notes, the SAFE holders would automatically be entitled to receive number of shares of Conversion Stock (as defined in the SAFE Notes) equal to the Purchase Amount divided by the Liquidity Price (as defined in the SAFE Notes). If and upon a dissolution event, the SAFE Notes are treated as in equal priority with common stock on an as-converted basis for all instruments. If not otherwise previously converted or repaid, upon the SAFE Notes' maturity date, the SAFE Notes are to convert into Series B Preferred Stock at a conversion rate determined by the post-money valuation divided by the then outstanding fully diluted capitalization of the Company.

The SAFE Notes do not contain any voting rights and privileges. However, if the SAFE Notes convert into the Company's Series B preferred stock, SAFE holders will have all the same rights and privileges of the Series B preferred stock from the triggering financing.

Effective March 31, 2024, SAFE Notes in the amount of $3,348,356, were converted to 672,887 shares of Series B preferred stock. SAFE Notes maturing after March 31, 2024, in the amount of $1,025,383, were recorded in current liabilities in the consolidated balance sheet at March 31, 2024.

SAFE Notes maturing on or before March 31, 2024, in the amount of $1,731,558, were recorded in current liabilities in the consolidated balance sheet at March 31, 2023. Safe Note issuance costs of $90,858 were recorded in interest expense in the consolidated statement of operations as of March 31, 2023.

Effective April 27, 2022, the Company entered into an agreement to obtain financing with Western Technology Investment ("WTI"). The initial commitment of $1,000,000 was received on April 29, 2022. Terms of the note are interest-only payments through February 28, 2023, followed by thirty months of principal and interest payments, which began on March 1, 2023 in the amount of $38,967, and a maturity date of September 1, 2025. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company.

The Company has granted warrants associated with this note to acquire shares of Series A-2 Preferred Stock, which according to Topic 470-20, *Debt*, such warrants are recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which is amortized over the life of the note.

Note 7. Notes Payable (continued)

The fair value of the 50,066 Series A-2 Preferred Stock warrants associated with this debt as of their issuance date was determined to be $44,979 using the Black-Scholes model with the following assumptions.

Exercise Price	$2.996
Dividend Yield	0.00%
Volatility	30.00%
Risk-free Rate	2.88%
Expected Years	7.5

The discount is being amortized over the life of the note using the effective interest method starting in June 2022. The carrying value of the note at March 31, 2024 was $619,996 ($636,755 principal, less unamortized deferred loan costs of $6,000 and discount of $10,759). The carrying value of the note at March 31, 20243 was $ $961,556 ($1,000,000 principal, less unamortized deferred loan costs of $10,500 and discount of $27,944). Discount amortization and amortization of loan costs included in interest expense was $21,685 and $21,535 for the years ended March 31, 2024 and 2023, respectively. Interest expense on the note was $104,362 and $104,125 for the years ended March 31, 2024 and 2023, respectively.

Future maturities of notes payable are as follows as of March 31:

	Principal	
2025	$	1,436,993
2026	$	226,058
2027	$	570
2028	$	592
2029	$	615
Thereafter	$	22,310
Total		1,687,138
Less: unamortized discount		(16,759)
	$	1,670,379

Note 8. Leases

On April 1, 2022, the Company adopted ASC 842, *Leases*, using the modified retrospective method of adoption. Accordingly, prior periods were not recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected to utilize several practical expedients that were available under ASC 842. The adoption of ASC 842 resulted in the recognition of right-of-use assets of $216,198 and lease liabilities of $216,198 as of April 1, 2022. Amounts recognized as right-of-use assets are included in non-current assets in the accompanying consolidated balance sheet, while related lease liabilities are included in current and non-current liabilities in the accompanying consolidated balance sheet. Because the Company does not have access to the rate implicit in the lease, the risk-free rate is utilized as the discount rate. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company has several building leases. On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. On February 19, 2018, the Company entered into a 60-month extension of the lease term beginning on October 1, 2018 and expiring on September 30, 2023. On June 28, 2023, the Company entered into a 12-month extension of the lease term beginning on October 1, 2023 and expiring on September 30, 2024. Monthly rent payments increased to $12,600 for the 12 month extension.

Note 8. Leases (continued)

The Company also has several non-cancelable operating leases for an office, warehouse space, and a shed in China, with various lease terms ranging from June 2023 to September 2024. Monthly rent payments range from approximately $800 per month to $11,000 per month. The Company also has a month-to-month apartment lease in China, with monthly payments of approximately $1,000 per month. Payments are made monthly on each lease, and the risk-free rate of return is 4.29%.

The total amount recorded as right-of-use assets as of March 31, 2024, was $296,437, and lease liabilities as of March 31, 2024, was $222,717, which was classified as current liabilities, and $73,720 which was classified as non-current liabilities. The total amount recorded as right-of-use assets as of March 31, 2023, was $72,844, and lease liabilities as of March 31, 2023, was $72,844, which was classified as current liabilities. The total lease expense recognized in the consolidated statements of operations for the years ended March 31, 2024 and 2023 for building leases was $283,325 and $216,340, respectively.

The following future payments due under operating leases as of March 31:

2025	$	226,443
2026		73,703
Thereafter		-
Total lease payments	$	300,146
Imputed Interest		(3,709)
	$	296,437

As of March 31, 2024, the weighted-average remaining lease term for the operating leases is 1.18 years. The weighted-average discount rate for the operating leases is 4.37% as of March 31, 2024.

Note 9. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 10. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company's hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2024 and 2023, management has recorded royalty expense in the consolidated statements of operations of $907 and $1,529, respectively.

Note 11. Capital Stock

Effective February 8, 2023, under the Fifth Amended and Restated Certificate of Incorporation of the Corporation, the number of shares of Common Stock authorized increased from 30,000,000 shares to 37,000,000 shares, and the Company also increased its authorized Preferred Stock to 29,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, 7,000,000 shares of Series A-2 Preferred Stock, and 7,000,000 shares of Series B Preferred Stock.

Dividend Rights
Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock

Note 11. Capital Stock (continued)

which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Fifth Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

These matters include any vote to:
- Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Preferred Stock;
- Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;
- Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Preferred Stock;
- Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Preferred Stock other than certain allowable repurchases;
- Declare a dividend or distribute cash or property to holders of Common Stock; and
- Liquidate, dissolve, or windup the business, or effect any merger or consolidation of the Company.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

The Preferred Stock has liquidation preferences of $0.80 per share, $1.05 per share, $2.332, $2.996 per share, and $6.22 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series B Preferred Stock, respectively. The total liquidation preference on all Preferred Stock as of March 31, 2024 and 2023, was $46,445,304 and $38,388,550, respectively.

Terms of Conversion
The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the Company as provided by Section 4.3 of the Fifth Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the Company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Note 11. Capital Stock (continued)

Anti-Dilution Rights

Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

If equity securities are subsequently issued by the Company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fourth Amended and Restated Certificate of Incorporation.

Outstanding Stock

At both March 31, 2024 and 2023, total outstanding Common Stock was 5,500,000; total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series 2 Seed Preferred Stock was 3,601,709; total outstanding Series A-1 Preferred Stock was 4,646,982; and total outstanding Series A-2 Preferred Stock was 6,932,575.

As mentioned in Note 7, at March 31, 2024, SAFE Notes totaling $3,348,356 were converted to 672,887 shares of Series B preferred stock. Additionally, the Company issued 622,411 shares of Series B preferred stock for an investment of $3,871,396. At March 31, 2024, total outstanding Series B Preferred Stock was 1,295,298.

As of March 31, 2024, the Company has reserved 31,800,000 shares of its authorized but unissued Common Stock for possible future issuance in connection with the following:

	Shares
Long Term Incentive Plan	2,500,000
Conversion of Preferred Stock	28,943,599
Exercise of stock warrants	356,401

Warrants

Warrants are issued in connection with debt (see Note 6) and equity from time to time at the Company's discretion.

As of March 31, 2023, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock, 192,088 shares of Series A-1 Preferred Stock, and 50,066 shares of Series A-2 Preferred Stock, for a total of 398,404 shares of Preferred Stock. During the year ended March 31, 2024, 42,003 warrants expired. As of March 31, 2024, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock, 150,085 shares of Series A-1 Preferred Stock, and 50,066 shares of Series A-2 Preferred Stock, for a total of 356,401 shares of Preferred Stock. The warrants are all exercisable as of both March 31, 2024 and 2023. The warrants have a weighted average exercise price of $1.57 per share, with a weighted average remaining term to expiration of 3.7 years (see Note 6 for more discussion on warrants).

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock for the related stock purchased.

Note 12. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

Note 12. Stock Options (continued)

As mentioned in Note 10, the Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the "Plan"), for which 2,500,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date. At March 31, 2024, 335,492 shares were available for issuance under the Plan.

Incentive Stock Options ("ISOs") are granted to certain employees of Virtuix, Inc. from time to time. As of March 31, 2024 and 2023, 1,515,823 ISO options were granted.

As of March 31, 2024 and 2023, respectively, 438,008 and 408,008 ISO options were vested. As of March 31, 2024 and 2023, respectively, 877,815 and 840,315 ISO options were forfeited.

The board of directors of the Company has granted three non-qualified stock options ("NQSOs") for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. As of March 31, 2024 and 2023, 1,639,000 NQSO options had been granted, and 1,426,500 and 1,416,500, respectively, NQSO options were vested. As of March 31, 2024 and 2023, 112,500 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $29,800 and $26,717, and compensation expense pertaining to NQSOs of $10,998 and $3,904 was recorded for the years ended March 31, 2024 and 2023, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2024 and 2023, was $32,560 and $82,140, respectively, and will be recognized over a weighted-average period of approximately 18 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Note 12. Stock Options (continued)

The assumptions utilized in determining the fair value of option grants during the years ended March 31, 2024 and 2023 are as follows:

	2024	2023
Exercise Price - ISOs	N/A	0.65
Exercise Price - NQSOs	N/A	0.65
Dividend Yield	N/A	0.00%
Volatility	N/A	30.00%
Risk-free Rate - ISOs	N/A	2.88%
Risk-free Rate - NQSOs	N/A	2.88%
Years to Expiration - ISOs	N/A	7.5
Years to Expiration - NQSOs	N/A	7.5

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options for the years ended March 31, 2024 and 2023, is as follows:

	2024		2023	
	Shares	Price	Shares	Price
Outstanding - Beginning of Period	2,202,008	$ 0.26	1,849,508	$ 0.26
Granted	-	-	380,000	0.65
Exercised	-	-	-	-
Forfeited	(37,500)	0.65	(27,500)	0.69
Outstanding - End of Period	2,164,508	$ 0.32	2,202,008	$ 0.33
Exercisable at End of Period	1,864,508	$ 0.27	1,824,508	$ 0.26
Weighted average duration to expiration of outstanding options at period-end (years)	2.2		3.3	
Weighted average grant date fair value	$ 0.30		$ 0.30	

The total intrinsic value of the stock options at March 31, 2024 and 2023, respectively, is $2,974,353 and $842,228.

Note 13. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

Deferred tax assets consisted of the following at March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
Deferred tax assets:		
Share-based compensation expense	$ 75,173	$ 73,683
Net operating loss carryforward	7,482,379	6,301,198
Long-term deferred tax liabilities:		
Property and equipment	(22,373)	(20,539)
Net deferred tax assets and liabilities	7,535,179	6,354,342
Valuation allowance	(7,535,179)	(6,354,342)
Net deferred tax asset	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The federal tax rate in effect affecting future tax benefits at March 31, 2024 and 2023, was 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the years ended March 31, 2024 and 2023, and due to the cumulative loss through March 31, 2024. Accordingly, no provision for deferred income taxes has been recognized for the years ended March 31, 2024 and 2023.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Prior to March 2020, NOL carryforwards generated in years beginning after December 31, 2017 carryforward indefinitely and apply to 80% of future taxable income. Carrybacks of NOLs are disallowed. In March 2020, the CARES Act was enacted providing a five-year carryback for losses incurred in 2018, 2019, or 2020, which allows companies to modify tax returns up to five years prior to offset taxable income from those tax years. The CARES Act also temporarily suspended the NOL limit of 80% of taxable income. The Company has not had income in prior years, thus, NOL carryforwards available to offset future taxable income amount to $35,630,378 as of March 31, 2024, of which $12,561,963, pertains to years prior to 2018 and expire between 2034 and 2038, and $23,068,415 pertains to years subsequent to 2018 and carryforward indefinitely. Such amounts have been fully reserved in the valuation allowance discussed above.

The Company's effective tax rate for the years ended March 31, 2024 and 2023 was 0% due to the full valuation allowance on the net deferred tax assets.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition.

Note 13. Income Taxes (continued)

Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the years ended March 31, 2024 and 2023, was $10,676 and $5,443, respectively.

Note 14. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method.

As of March 31, 2024, the Joint Venture had total assets of $380,208, total liabilities of $406,860, and total equity of $(26,652).

As of March 31, 2023, the Joint Venture had total assets of $493,761, total liabilities of $479,173, and total equity of $14,588.

For the fiscal year ended March 31, 2024, the Joint Venture had operating revenue of $277,215, cost of goods sold of $200,332, operating costs of $117,420, and net loss of $40,537. Under the equity method, net loss attributable to the Company was $23,356, resulting in a share of loss in joint venture of $20,161 in the consolidated statement of operations for the year ended March 31, 2024.

For the fiscal year ended March 31, 2023, the Joint Venture had operating revenue of $412,532, cost of goods sold of $264,356, operating costs of $138,363, and net income of $9,813. Under the equity method, net income attributable to the Company was $4,828, resulting in a share of profit in joint venture of $4,828 in the consolidated statement of operations for the year ended March 31, 2023.

During the years ended March 31, 2024 and 2023, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $111,218 and $182,349, respectively. As of March 31, 2024, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $45,379. As of March 31, 2023, the Company's China subsidiary had accounts receivable from Heroix of $557, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $33,708.

Note 15. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of March 31, 2024 and 2023, in the consolidated statements of operations are as follows:

	March 31, 2024	March 31, 2023
SALES		
Omni Pro units and accessories, net of discounts	$ 205,846	$ 385,250
Omniverse credits	296,703	252,590
Omni Care program	256,667	335,333
Omni Arena	1,637,283	3,241,271
Omni One	12,421	5,190
NET SALES	$ 2,408,920	$ 4,219,634

Note 16. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $8,135,722 and $5,482,829 for the years ended March 31, 2024 and 2023, respectively, and has an accumulated deficit of $43,576,224 and $35,419,922 as of March 31, 2024 and 2023, respectively. The Company has limited working capital and liquid assets as of March 31, 2024 relative to its operating cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:
1. The Company will continue to ramp up production of Omni One and anticipates significant revenues from the Omni One product line when the product is in mass production.
2. The Company continues to raise capital from existing and new shareholders as necessary to fund its operating needs.

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 17. Patents

As of March 31, 2024, the Company owns thirteen issued utility patents and nine issued design patents, and seven additional applications are still pending.

Note 18. Subsequent Events

Management has evaluated subsequent events through July 29, 2024, the date the consolidated financial statements were available to be issued.

In April 2024, the Company issued 2,750,000 shares of Common Stock.

In April 2024, SAFE Notes totaling $995,518 were converted to 199,758 shares of Series B preferred stock.

Note 18. Subsequent Events (continued)

In April 2024, the Company issued additional SAFE Notes in exchange for a cash investment totaling $3,598,805, which was converted to 723,228 shares of Series B preferred stock on April 30, 2024.

Virtuix Arabia LLC ("VA") was formed in June 2024, and is a 62.5%-owned foreign subsidiary of VHI. VA has not yet begun operations.

In July 2024, the Company issued unsecured subordinated notes totaling $1,450,000. The notes bear interest at 18% and mature on December 31, 2024, with an option to extend the maturity until June 30, 2025.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

I, Jan Goetgeluk, the Chief Executive Officer of Virtuix Holdings Inc., hereby certify that the financial statements of Virtuix Holdings Inc. and notes thereto for the periods ending March 31, 2024 and March 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $16,753; taxable income of $-2,756,301 and total tax of $0.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the 29th of July, 2024.


_____ (Signature)

Chief Executive Officer

July 29, 2024

CERTIFICATION

I, Jan Goetgeluk, Principal Executive Officer of Virtuix Holdings Inc., hereby certify that the financial statements of Virtuix Holdings Inc. included in this Report are true and complete in all material respects.

Jan Goetgeluk

CEO